UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-39365

Amryt Pharma PLC
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On February 16, 2023, Amryt Pharma Plc, a public limited company incorporated in England and Wales (the “Company”), announced that it is convening a court meeting of shareholders (the “Court Meeting”) and a general meeting of shareholders (the “General Meeting” and together with the Court Meeting, the “Shareholder Meetings”) to be held at to be held at 1:30 p.m. (London time) and 1:45 p.m. (London time), respectively, on March 22, 2023 in connection with the Company’s proposed transaction with Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Chiesi”), whereby Chiesi will acquire the entire issued and to be issued share capital of the Company pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme”). At the Shareholder Meetings, Company shareholders will consider and, if thought fit, pass resolutions to, inter alia, approve the implementation of the Scheme and certain related amendments to the Company’s articles of association.

The scheme circular, including notices convening the Shareholder Meetings (the "Scheme Circular"), that will be made available to the Company’s shareholders is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Press Release

On February 16, 2023, the Company issued a press release announcing the publication of the Sceme Circular. A copy of the press release is attached as Exhibit 99.2 hereto and incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which includes an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (https://amrytpharma.com/investors/) or by writing to the Company, Corporate Secretary, Dept 920a 196 High Road, Wood Green, London, United Kingdom, N22 8HH (for documents filed with or furnished to the SEC by the Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma Plc

By:	/s/ Rory Nealon
Name:	Rory Nealon
Title:	Chief Financial Officer

Date: February 16, 2023

EXHIBIT INDEX

Exhibit Number	Description
99.1	Scheme Circular, dated February 16, 2023
99.2	Press Release of the Company, dated February 16, 2023